

# Hilton Group plc



. GROUP PLC ("THE COMPANY") ANNOUNCES THAT THE FOLLOWING RESOLUTIONS WERE ALL PASSED ON A SHOW OF HANDS AT THE COMPANY'S ANNUAL GENERAL MEETING HELD TODAY AT THE HILTON LONDON METROPOLE AND THAT THE NUMBER OF PROXY VOTES LODGED IN FAVOUR OF THE CHAIRMAN WERE AS DETAILED BELOW:



| | | FOR | AGAINST | VOTE WITHHELD |
|---|---|---|---|---|
| 1. | TO RECEIVE AND ADOPT THE REPORTS AND ACCOUNTS FOR 2004 | 1,063,399,971 | 1,032,141 | 29,987,749 |
| 2. | TO DECLARE A FINAL DIVIDEND | 1,094,269,621 | 13,573 | 136,468 |
| 3. | TO RE-APPOINT C BELL AS A DIRECTOR | 1,093,591,859 | 594,369 | 225,711 |
| 4. | TO RE-APPOINT S F BOLLENBACH AS A DIRECTOR | 1,087,679,999 | 6,498,711 | 237,826 |
| 5. | TO RE-APPOINT D M C MICHELS AS A DIRECTOR | 1,093,388,511 | 802,639 | 228,383 |
| 6. | TO APPOINT I R CARTER AS A DIRECTOR | 1,093,382,410 | 734,759 | 302,493 |
| 7. | TO APPOINT C P WICKS AS A DIRECTOR | 1,093,541,073 | 615,516 | 255,033 |
| 8. | TO RE-APPOINT ERNST & YOUNG LLP AS AUDITOR AND TO AUTHORISE THE DIRECTORS TO AGREE THE AUDITOR'S REMUNERATION | 1,076,372,767 | 4,743,592 | 13,303,302 |
| 9. | TO APPROVE THE REMUNERATION REPORT | 1,024,781,771 | 45,893,888 | 23,744,002 |
| 10. | TO AUTHORISE DONATIONS TO EU POLITICAL ORGANISATIONS AND EU POLITICAL EXPENDITURE | 1,073,141,638 | 20,509,965 | 766,380 |
| 11. | TO INCREASE THE AUTHORISED SHARE CAPITAL | 1,093,540,870 | 593,965 | 276,975 |

| | | | | |
|---|---|---|---|---|
| 12. | TO AUTHORISE THE COMPANY TO ALLOT SHARES | 1,091,430,555 | 2,641,848 | 339,161 |
| 13. | TO DISAPPLY SECTION 89(1) OF THE COMPANIES ACT 1985 | 1,078,709,096 | 15,170,477 | 531,558 |
| 14. | TO AUTHORISE THE COMPANY TO PURCHASE ITS OWN SHARES | 1,093,699,205 | 315,432 | 397,666 |